UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

J. Robison Hays III
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person J. Robison Hays III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 286,413(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 286,413(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 286,413(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ⌧ (1)

13	Percent of Class Represented by Amount in Row (11) 8.0%(2)

14	Type of Reporting Person IN

(1)	Includes 77 Common Units (as defined herein) and 162,451 Class 2 LTIP Units (as defined herein).
(2)	Based on 3,431,075 shares of Common Stock outstanding as of April 1, 2024, plus the following: (i) 77 Common Units; (ii) 162,451 Class 2 LTIP Units; and (iii) any other Securities (as defined herein) beneficially owned by the Reporting Person that are convertible into Common Stock (as defined herein).
(3)	Includes 123,885 shares of Common Stock, 77 Common Units and 162,451 Class 2 LTIP Units held directly by the Reporting Person.

CUSIP No. 044104-10-7

Explanatory Note

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed on April 7, 2023 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by Mr. Hays, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read in full as follows:

The holdings reported by the Reporting Person herein consist of (i) 123,885 shares of Common Stock, (ii) 77 common units in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer, held directly or indirectly by the Reporting Person (“Common Units”), and (iii) 162,451 Class 2 Long-term Incentive Partnership Units in Ashford Hospitality Holdings LLC (“AHH”), all of which are vested (“Class 2 LTIP Units,” and together with the shares of Common Stock and the Units held by the Reporting Person, the “Securities”). The Common Units are redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock on a 1-for-1 basis. The Class 2 LTIP Units replicate the economics of a stock option granted by the Issuer by converting (prior to the applicable final conversion date) into a number of long-term incentive partnership units (“LTIP Units”) in AHH based on the appreciation in a share of the Issuer’s Common Stock over the issue price of the applicable Class 2 LTIP Unit. LTIP Units are in turn convertible into common limited partnership units of AHH, which are themselves redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock on a 1-for-1 basis. The shares of Common Stock beneficially owned by the Reporting Person were acquired either as compensation for his services as an executive officer of the Issuer or by open market purchases using personal funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 1, 2024, the Board of Directors of the Company (the “Board”) recommended and approved a transaction whereby the Company would effect a 1-for-10,000 reverse stock split of the Company’s common stock (the “Reverse Stock Split”), followed by a 10,000-for-1 forward stock split of the Company’s common stock (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Proposed Transaction”). Stockholders owning fewer than 10,000 shares of common stock in any one account immediately prior to the Reverse Stock Split would receive $5.00 in cash, without interest, immediately following the Reverse Stock Split, for each share of common stock held by them immediately prior to the Reverse Stock Split, and thereafter they would no longer be stockholders of the Company. Stockholders owning 10,000 or more shares in any one account immediately prior to the Reverse Stock Split (“Continuing Stockholders”) would not be entitled to receive any cash for their share interests. The Forward Stock Split, which would follow the Reverse Stock Split, would reconvert whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the Company’s common stock held by such Continuing Stockholders immediately before the Reverse Stock Split. As a result of the Forward Stock Split, the total number of shares of the Company’s common stock held by a Continuing Stockholder would not change as a result of the Proposed Transaction. The Company estimates that approximately 1.1 million shares of the Company’s common stock (representing approximately 31% of the shares of common stock currently outstanding) would be cashed out in the Proposed Transaction and the aggregate cost to the Company of the Proposed Transaction would be approximately $5.5 million, plus transaction expenses, which are estimated to be approximately $6.7 million. The Company expects to fund such costs using cash-on-hand.

The Proposed Transaction will be submitted to a vote of the Company’s stockholders at a special meeting of stockholders to be called for that purpose. The Board has instructed the Company’s management to prepare and file a preliminary proxy statement with respect to the Proposed Transaction. Approval of the Proposed Transaction requires a majority vote of the Company’s common stock represented in person or by proxy and entitled to vote at the special meeting of stockholders. In addition, stockholders will be asked to consider and vote upon a proposal to approve a waiver of the prohibition on Rule 13e-3 transactions contained in Section 3.03 of that certain Investor Rights Agreement entered into as of November 6, 2019 by and among the Company, Archie Bennett, Jr., Monty J. Bennett and certain other parties.

CUSIP No. 044104-10-7

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 286,413 shares of Common Stock (which includes 77 Common Units which are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock and 162,451 Class 2 LTIP Units) representing approximately 8.0% of the Issuer’s outstanding Common Stock, and all of which are held directly by the Reporting Person.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. During the 60-day period immediately preceding the filing date of this Statement on Schedule 13D, the Reporting Person forfeited or acquired shares of Common Stock as set forth in the table below:

Date of Forfeiture or Acquisition	Number of Shares of Common Stock Forfeited or Acquired	Price Per Share	Type and Manner of Acquisition
03/15/2024	4,225	$2.07	Forfeiture to the Issuer to satisfy tax-withholding obligations arising as a result of the vesting of restricted stock held by the Reporting Person.(1)
03/22/2024	15,527	$0.00	Stock grant from the Issuer under the Issuer’s 2014 Incentive Plan. (2)

(1)	Reference is made to the Form 4 filed on March 19, 2024 by the Reporting Persons with the Securities and Exchange Commission, which is incorporated herein by reference.
(2)	Reference is made to the Form 4 filed on March 26, 2024 by the Reporting Persons with the Securities and Exchange Commission, which is incorporated herein by reference.

CUSIP No. 044104-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

By:	/s/ J. Robison Hays III
J. Robison Hays III